EXHIBIT 2.5

The Board of Directors Washington H. Soul Pattinson & Co Limited First Floor 160 Pitt Street Mall Sydney NSW 2000 28 May 2012 Dear Sirs, Loan to CBD Energy Limited (ABN 88 010 966 793)

CBD Energy Limited

ABN 88 010 966 793

Registered Office

Suite 2 – Level 2

53 Cross Street Double Bay

Sydney NSW 2028

Ph +60 2 9363 9920

Fax+61 2 9363 9955

investor@cbdenergy.com.au

www.cbdenergy.com.au

CBD Energy Limited (the Company) has finalised negotiations for the issue of convertible notes to Partners For Growth III, L.P. (PFG) to raise funds for working capital. As part of the conditions for closing the issue of the convertible notes, Partners for Growth require first ranking fixed and floating charge over the assets of the Company and are also seeking assurance from Washington H Soul Pattinson & Co Limited (WHSP) that they will not seek to call for repayment the outstanding loan balance of $6,500,000 while CBD continues to meet its interest payments on the loan and is not otherwise in default. Under the conditions of the agreement, CBD can make repayment to WHSP in any of the following circumstances (up to such time the full outstanding loan balance has been repaid):

1.	CBD receives payment of a development fee on successful closure of the sale of the Tara Iga wind farm. On the receipt of all or part of the development fee by CBD, the Company will remit 60% of that fee to WHSP. CBD currently anticipates receipt of approximately $2,000,000 to $3,000,000 of the development fee around 30 June 2012 with the balance of up to $12,000,000 received in September 2012.

2.	CBD receives payment of a fee of up to €7,000,000 due to the Company relating to services provided for the amalgamation and sale of solar projects in Italy prior to 31 December 2011. On the receipt of all or part of the fee by CBD, the Company will remit 60% of that fee to WHSP.

3.	As permitted under the terms of the Convertible Note agreement which requires the consent of PFG. PFG have indicated that permission for repayment will not be unreasonably withheld.

In recognition of the granting of the above request by WHSP, the Company proposes that the exercise price of the 5,000,000 options issued to WHSP in February 2011 will be reduced from $0.20 to the conversion price of the convertible notes being issued (calculated as a 10% premium to the 10 day VWAP prior to close of the convertible note agreement — expected to be around $0.05). In addition to this, the Company will issue a further 15,000,000 options to WHSP with an exercise price calculated as a 10% premium to the 10 day VWAP prior to close of the convertible note agreement — expected to be around $0.05. These options have an expiry date of 36 months after issue.

The Company appreciates your continued support and if the above terms are agreed, please confirm acceptance by signing and returning a copy of this letter.

Yours sincerely,

/s/ Gerry McGowan

Managing Director

Agreed by Washington H. Soul Pattinson & Company Limited

/s/ Authorized Signatories